Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Avon Products, Inc.

Commission File No.: 1-4881

Commission File No. for Registration Statement on Form F-4

filed by Natura&Co Holding S.A.: 333-233910

The following documents were filed by Natura &Co Holding S.A. under Form 6-K on October 16, 2019. Natura &Co Holding S.A. is refiling such documents pursuant to Rule 425 under the Securities Act of 1933:

ITEM
1.	Material Fact, filed with the Brazilian Securities Commission on October 11, 2019, regarding the Shareholders’ Agreement of Natura &Co Holding S.A.
2.	Shareholders’ Agreement of Natura &Co Holding S.A., entered into as of October 11, 2019.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura &Co Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and the joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K; and (m) those risks described in the joint proxy statement/prospectus available from the sources indicated above.

Item 1

Material Fact, filed with the Brazilian Securities Commission on October 11, 2019, regarding the Shareholders’ Agreement of Natura &Co Holding S.A.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Companhia Aberta	Companhia Aberta
CNPJ/MF n° 71.673.990/0001-77	CNPJ/MF n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

FATO RELEVANTE

Acordo de Acionistas da Natura &Co

Natura Cosméticos S.A. (“Natura Cosméticos”) e Natura &Co Holding S.A. (“Natura &Co”), nos termos do art. 157, §4º, da Lei 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei nº 6.404/76”), e da Instrução da Comissão de Valores Mobiliários (“CVM”) nº 358, de 3 de janeiro de 2002, conforme alterada, vêm comunicar a seus acionistas e ao mercado em geral que os acionistas controladores da Natura &Co concluíram a celebração do Acordo de Acionistas da Natura &Co, substancialmente nos mesmos termos e condições do Acordo de Acionistas da Natura Cosméticos atualmente em vigor, a fim de regular, dentre outras disposições, a compra e venda de suas ações, a preferência para adquiri-las e o exercício do direito a voto (“Acordo de Acionistas da Natura &Co”).

A eficácia do Acordo de Acionistas da Natura &Co está sujeita à verificação e eficácia do “Passo 1 – Contribuição dos Fundadores”, conforme descrito no fato relevante da Natura Cosméticos divulgado em 22 de maio de 2019, em conexão com o qual será realizada a contribuição de ações de emissão da Natura Cosméticos detidas pelos acionistas controladores em aumento de capital da Natura &Co, nos termos do Agreement and Plan of Mergers (Contrato e Plano de Incorporações) celebrado entre Avon Products, Inc. (“Avon”), Natura &Co, Natura Cosméticos, Nectarine Merger Sub I, Inc. e Nectarine Merger Sub II, Inc., e do Voting and Support Agreement (Acordo de Voto e Apoio) celebrado pela Avon, Natura &Co e Natura Cosméticos com determinados acionistas fundadores da Natura Cosméticos, bem como com os demais acionistas que compõem o seu bloco de controle que aderiram ao Acordo de Voto e Apoio posteriormente, por meio da assinatura de termos de adesão.

O Acordo de Acionistas da Natura &Co se encontra arquivado na sede da Natura &Co, localizada na Cidade e Estado de São Paulo, na Avenida Alexandre Colares, nº 1.188, Vila Jaguara, CEP 05106-000, e está disponível para consulta na página de Relações com Investidores da Natura &Co (www.natura.net/investidor), na página da CVM (www.cvm.gov.br) e na página da B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, 11 de outubro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Diretor Financeiro e de Relação com Investidores

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly Held Company	Publicly Held Company
CNPJ/MF n° 71.673.990/0001-77	CNPJ/MF n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Shareholders’ Agreement of Natura &Co Holding

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co”) in compliance with the provisions of the Brazilian Corporate Law No. 6,404/1976 and with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, hereby inform its shareholders and the market in general that the controlling shareholders of Natura &Co have completed the execution of the Shareholders’ Agreement of Natura &Co, substantially on the same terms and conditions of the Shareholders’ Agreement of Natura Cosméticos currently in effect, in order to regulate, among other provisions, the transfer of their shares, their preemptive rights of acquisition and the exercise of voting rights (“Shareholders’ Agreement of Natura &Co”).

The effectiveness of the Shareholders’ Agreement of Natura &Co is subject to the satisfaction and effectiveness of “Step 1 – Founders Contribution”, as described in the material fact of Natura Cosméticos dated as of May 22, 2019, in connection with which the controlling shareholders will contribute to Natura &Co, in a capital increase, their shares of Natura Cosméticos, in accordance with the Agreement and Plan of Mergers entered into by and among Avon Products, Inc. (“Avon”), Natura &Co, Natura Cosméticos, Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc., and the Voting and Support Agreement entered into by Avon, Natura &Co and Natura Cosméticos with certain founding shareholders of Natura Cosméticos, as well as with other shareholders of the controlling block that have later joined the Voting and Support Agreement by execution of joinder agreements.

The Shareholders’ Agreement of Natura &Co is filed at Natura &Co’s headquarters, in the state of São Paulo, city of São Paulo, Avenida Alexandre Colares, No. 1.188, Vila Jaguara, CEP 05106-000, and is available on the Natura &Co Investors Relations website (www.natura.net/investidor), on CVM’s website (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br).

São Paulo, October 11, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

Item 2

Shareholders’ Agreement of Natura &Co Holding S.A., entered into as of October 11, 2019.

NATURA & CO HOLDING S.A. SHAREHOLDERS’ AGREEMENT

The parties to the present Shareholders' Agreement are:

I.	As members of the “Seabra Block”, hereinafter referred to as such, when referred to jointly:

ANTONIO LUIZ DA CUNHA SEABRA, Brazilian, married, economist, holder of ID card No. 3.524.557, issued by the Public Security Secretariat of the State of São Paulo, registered with the Registry of Individuals of the Ministry of Economy under No. 332.927.288-00, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Amauri 255, 17th floor (“Antônio Luiz da Cunha Seabra”); and

LUCIA HELENA RIOS SEABRA, Brazilian, married, holder of ID card No. 15.275.178-6, issued by the Public Security Secretariat of the State of São Paulo, registered in the Registry of Individuals of the Ministry of Economy under No. 055.336.688-29, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 17th floor, Zip Code 01448-000 (“Lucia Seabra”);

II.	As members of the “Leal Block”, hereinafter referred to as such, when referred to jointly:

GUILHERME PEIRÃO LEAL, Brazilian, legally separated, business administrator, holder of ID card No. 4.105.990, issued by the Public Security Secretariat of the State of São Paulo, registered in the Registry of Individuals of the Ministry of Economy under No. 383.599.108-63, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Rua Amauri 255, 17th floor (“Guilherme Leal”);

FELIPE PEDROSO LEAL, Brazilian, married, holder of ID card No. 23.434.078-2, issued by the Public Security Secretariat of the State of São Paulo, registered with the Registry of Individuals of the Ministry of Economy under No. 252.495.598-24, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Rodésia, No. 106 - room no. 13, Zip Code 05435-020 (“Felipe Leal”); and

RICARDO PEDROSO LEAL, Brazilian, married, holder of ID card No. 23.434.121-X, issued by the Public Security Secretariat of the State of São Paulo, registered with the Registry of Individuals of the Ministry of Economy under No. 269.535.658-70, residing and domiciled in the city of São Paulo, State of São Paulo, at Rua Rodésia, No. 106 - room no. 13, Zip Code 05435-020 (“Ricardo Leal”);

III.	As members of the “Passos Block”, hereinafter referred to as such, when referred to jointly:

PASSOS PARTICIPAÇÕES S.A., with its headquarters in the City of São Paulo, State of São Paulo, at Rua Amauri No. 255, 9th floor, part, registered in the National Register of Legal Entities under No. 05.561.635/0001-81, herein represented pursuant to its bylaws (“Passos”);

PEDRO LUIZ BARREIROS PASSOS, Brazilian, married, engineer, holder of ID card No. 4.700.753-9, issued by the Public Security Secretariat of the State of São Paulo, registered in the Registry of Individuals of the Ministry of Economy under No. 672.924.618-91, resident and domiciled in the City of São Paulo, State of São Paulo, with an office in the City of São Paulo, State of São Paulo, at Rua Amauri, 255, 9th floor (“Pedro Luiz Barreiros Passos”, in conjunction with Antonio Luiz da Cunha Seabra and Guilherme Peirão Leal, the “Founding Shareholders”); and

FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS - INVESTIMENTO NO EXTERIOR, Investment fund duly organized and existing validly in accordance with Brazilian rules, based in the city of Rio de Janeiro, State of Rio de Janeiro, No. 501, 5th floor, Torre Corcovado, Zip Code 22250-040, registered with the National Register of Legal Entities under No. 19.959.932/0001-94, managed by SPN Gestão de Investimentos Ltda., a company authorized by CVM to manage securities portfolios, with its headquarters in the city of São Paulo, State of São Paulo, at Rua Amauri, 255, 9th floor, ZIP CODE 01448-000, registered in the National Register of Legal Entities under No. 05.825.277/0001-77, herein represented pursuant to its regiment (“FIA Veredas”);

IV.	As members of the “Pinotti Block”, hereinafter referred to as such, when referred to jointly:

NORMA REGINA PINOTTI, Brazilian, widow, housewife, bearer of ID card No. 5.037.850-8, issued by the Public Security Secretariat of the State of São Paulo, registered in the Registry of Individuals of the Ministry of Economy under the No. 187.890.098-60, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the City of São Paulo, State of São Paulo, at Avenida Nova Independência, No. 87, suite 61, Brooklin (“Norma Pinotti”);

VINICIUS PINOTTI, Brazilian, married, business administrator, holder of ID card No. 24.125.899-6, issued by the Public Security Secretariat of the State of São Paulo, registered with the Registry of Individuals of the Ministry of Economy under the No. 272.056.278-50, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the City of São Paulo, State of São Paulo, at Avenida Nova Independência, No. 87, suite 61, Brooklin (“Vinicius Pinotti”); and

FABRICIUS PINOTTI, Brazilian, married, mechatronic engineer, ID card holder no. 24.126.080-2, issued by the Public Security Secretariat of the State of São Paulo, registered with the Registry of Individuals of the Ministry of Economy under No. 290.883.888-57, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the City of São Paulo, State of São Paulo, at Avenida Nova Independência, No. 87, suite 61, Brooklin (“Fabricius Pinotti”);

V.	As members of the “Mattos Block”, hereinafter referred to as such, when referred to jointly, or simply “Parties” when in conjunction with the members of Seabra Block, Leal Block, Passos Block and Pinotti Block:

MARIA HELI DALLA COLLETTA DE MATTOS, Brazilian, widow, teacher, holder of ID card No. 3.855.137-8, issued by the Secretariat of Public Security of the State of São Paulo, registered in the Registry of Individuals of the Ministry of Economy under No. 436.825.888-68, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the City of São Paulo, State of São Paulo, at Rua Estela, No 515, Block D, suite 71, part 01, Vila Mariana (“Maria Mattos”);

GUSTAVO DALLA COLLETTA DE MATTOS, Brazilian, married, publicist, holder of ID card No. 19.980.359-6, issued by the Public Security Secretariat of the State of São Paulo, registered in the Registry of Individuals of the Ministry of Economy under No. 196.793.638-21, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the City of São Paulo, State of São Paulo, at Rua Estela, No. 515, Block D, suite 71, part 01, Vila Mariana (“Gustavo Mattos”);

FÁBIO DALLA COLLETTA DE MATTOS, Brazilian, single, agronomist, holder of ID card No. 19.980.373-0, issued by the Public Security Secretariat of the State of São Paulo, registered with the Registry of Individuals of the Ministry of Economy under No. 184.090.138-19, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the City of São Paulo, State of São Paulo, at Rua Estela, No. 515, Block D, suite 71, part 01, Vila Mariana (“Fábio Mattos”); and

VI.	As an Intervening Consenting Party:

NATURA & CO HOLDING S.A., with its headquarters in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, room A17, block A, Parque Anhanguera, Zip Code 05106-000, registered with the National Register of Legal Entities under no. 32.785.497/0001-97, herein represented pursuant to its Bylaws (“Company”).

WHEREAS:

(A)	the Parties jointly hold the majority of the shares issued by Natura Cosméticos (as defined hereunder) and signatory to the Natura Cosméticos S.A. Shareholders' Agreement dated February 12th, 2015, which regulates the control group of Natura Cosméticos (“Natura Shareholders’ Agreement”);

(B)	on May 22nd, 2019, an Agreement and Merger Plan was signed between the Company, Natura Cosméticos, Avon, Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc., through which there shall be a corporate restructuring of Natura Cosméticos and the incorporation of Avon, such that both shall be controlled by the Company;

(C)	the Company was incorporated and participates in the corporate restructuring for the sole purpose of enabling and facilitating the restructuring of Natura Cosméticos, becoming the holding company which shall hold the operations of the other companies;

(D)	as part of the transaction contemplated in the Agreement and Merger Plan, Seabra Block, the Leal Block and Passos Block signed on May 22nd, 2019, the Voting and Support Agreement (“Voting and Support Agreement”), in conjunction with the Company, Natura Cosméticos and Avon, and subsequently Mattos Block and Pinotti Block also joined this Voting and Support Agreement, being that the Mattos Block joined by means of a Joinder Agreement signed on May 27th, 2019, and Pinotti Block through a Joinder Agreement signed on this date;

(E)	the hereinabove mentioned agreements deal with, among other topics, a corporate reorganization of Natura Cosméticos, through which the Parties (with the exception of FIA Veredas) shall contribute their shares issued by Natura Cosméticos to the Company's capital stock, and it shall then incorporate the other shares issued by Natura Cosméticos, so that it shall be converted into a wholly owned subsidiary of the Company and the current shareholders of Natura Cosméticos shall then become shareholders of the Company;

(F)	the Parties have agreed to enter into a shareholders' agreement with the Company, under terms and conditions substantially similar to those set forth in Natura Cosméticos' Shareholders' Agreement, effective from the act of contribution of their shares issued by Natura Cosméticos in the Company's capital increase;

(G)	to this end, the Parties wish to enter into this shareholders' agreement, which shall establish the rules and procedures which shall prevail in their relations when they become shareholders of the Company, upon verification of the Suspensive Condition set forth hereunder;

HEREBY RESOLVE to enter into the present Shareholders’ Agreement (“Shareholders’ Agreement”), under the following terms and conditions:

I.	DEFINITIONS

CLAUSE 1 - Whenever capitalized, the terms and expressions set out hereunder shall have the meaning assigned to them in this Clause - and shall apply equally, regardless of gender or number - except when the context in which they are employed clearly indicates otherwise:

“Corporate Shareholder” means FIA Veredas and Passos, as well as any other shareholder that becomes an entity at any time.

“Shareholders and Related Parties” means any Party and any person to whom either Party may perform a Permitted Transfer.

“Shares” - means all the shares issued by the Company to which the Parties hold, at any time, and all the rights inherent to such shares, including bonus shares or subrogated as a result of the Company's corporate restructuring, of any nature, as identified in Attachment I.

“Detachable Shares” - means the number of Shares corresponding to twenty per cent (20%) of the equity interest held by all members of a particular Block, which may be detached from this Shareholders’ Agreement for sale on the stock exchange each year, pursuant to Paragraph 9 of Clause 5.

“Free Shares” - means the shares issued by the Company that may be acquired by the Parties of third parties, whether in private transactions or carried out on the stock exchange or over-the-counter market.

“Disposal” or “Dispose” - means to dispose, sell, assign, transfer, donate, contribute to the capital, establish usufruct or trust, have, cancel or replace the Shares, in any way, directly or indirectly, the consideration or not, even as a result of the split, incorporation, merger, dissolution or liquidation of the respective Party or any other legal business which results in the direct or indirect transfer of ownership of the Shares or any rights inherent thereto.

“Disposal of Interest” - means (i) the assignment, sale, exchange, donation, pledge, security or any other form of Disposal or encumbrance of shares or quotas issued by a Corporate Shareholder; (ii) any corporate transaction, including incorporation, incorporation of shares, spin-off, merger, capital reduction, issuance of new shares or stocks or other securities, involving the Legal Shareholder which results in the direct or indirect transfer to third parties of shares or quotas of Legal Shareholders or any rights, whether political or economic, related to the Shares or such stocks or shares; and/or (iii) the execution of a term, agreement, contract or any other public or private instrument, which grants to third parties, directly or indirectly, the power to determine any votes in the resolutions of the shareholders or shareholders, the general meeting and/or the administrative board of a Corporate Shareholder and/or the Company and/or the right to elect any of the directors of a Corporate Shareholder and/or the Company and/or the power to veto certain decisions of a Corporate Shareholder and/or the Company at a general meeting or administrative board.

“Avon” - means Avon Products, Inc.

"Independent Director" - has the meaning assigned to it by the B3 S.A. New Market Listing Regulation - Brasil, Bolsa, Balcão, and the director(s) elected by the option provided for in art. 141, paragraphs 4 and 5 of Law No. 6.404/76 shall be considered Independent Director(s).

“Natura Cosméticos” - means Natura Cosméticos S.A.

"Market Price" - means the arithmetic mean of the average price (as disclosed by B3 S.A. - Brasil, Bolsa, Balcão) of the Shares on the auctions of the two business days immediately preceding the date of delivery of the notice of sale.

“Permitted Transfers” - means the Disposal of Shares owned by the Parties, made (i) to their heirs and/or spouse and/or to legal entities in Brazil or abroad, the capital of which is fully owned by the Parties and/or their heirs and/or spouses or, in the case of a Corporate Shareholder, to its controlling shareholder, to controlled entities whose entire capital belongs to the Corporate Shareholder, its controlling shareholder and/or heirs and/or spouse of the controlling shareholder, and/or to heirs and/or spouse of the controller; (ii) for legal entities, individuals or foundations linked to the trust structure established by the Parties and whose beneficiaries are the Party and/or their heirs and/or spouses, provided that such legal entities or foundations are not curated by any government agency; (iii) for investment funds (whose manager and administrator are approved by Shareholders representing 60% of the Shares, provided that such approval may not be unreasonably withheld) in holdings or funds whose shares are wholly owned by the Party and/or their heirs and/or spouses; (iv) for legal entities, individuals or foundations linked to the trust structure established by the Party and/or their heirs for charitable or welfare purposes or succession planning purposes, as per item (ii) hereinabove, provided that such legal entities or foundations are not curated by any government agency; (v) as a result of the exclusive transfer of the political rights of the Shares to a trustee or usufructuary by means of a guardianship or will instrument; or (vi) which is approved by unanimity of the Parties. The effectiveness of any Share Disposal exempt from preemptive right shall be conditional upon the unrestricted subscription by the acquirer, assignee, trustee or beneficial owner of terms of adhesion on terms substantially similar to those in Attachment II.

Sole Paragraph - The following terms and expressions shall have the meaning ascribed to them in the following clauses:

Defined Term	Clause
Founding Shareholders	Preamble
Detached Shares	Clause 5, Paragraph 9
Shareholders’ Agreement	Preamble
Natura Shareholders’ Agreement	Recitals
Vote and Support Agreement	Recitals
Acquirer	Clause 7
Leal Block	Preamble; Attachment III
Mattos Block	Preamble; Attachment III
Passos Block	Preamble; Attachment III
Pinotti Block	Preamble; Attachment III
Seabra Block	Preamble; Attachment III
Shareholders’ Block	Clause 4, main section
CADE	Clause 5, Paragraph 4
Company	Preamble
Suspensive Condition	Clause 12, Paragraph 2
Default Notification	Clause 11, main section
Offer Notification	Clause 5, main section
Material Obligations	Clause 11, main section
Parties	Preamble
Compliant Parties	Clause 11, Sole Paragraph
Defaulting Party(ies)	Clause 11, main section
Offered Parties	Clause 5, main section
Offering Party	Clause 5, main section
Passos	Preamble

Term for Exercise of the Preemptive Right	Clause 5, Paragraph 2
Block Representative	Clause 4, Paragraph 1
Preliminary Meeting	Clause 4, Paragraph 1
Alternate Representative	Clause 4, Paragraph 1

II.       THE COMPANY'S BASIC PRINCIPLES

CLAUSE 2 - The Parties shall exercise their right to vote and control in good faith and in such a manner as to ensure that the Company's activities are guided by the following basic principles and premises:

I.	the business management of the Company shall be carried out by ethical, experienced, independent and qualified professionals who meet the technical qualifications required for the positions held by them and are aligned with the Company's beliefs and values;

II.	the Company's Administrative Board shall be composed of experienced, qualified and ethical members who meet the necessary technical qualifications and are aligned with the Company's beliefs and values.

III.	the Company's strategic decisions, as well as its human resources policy, should have as its basic and overriding objectives the sustainable growth of its business and the exercise of the Company's reason for existence, the development of new projects and the constant reaffirmation of economic commitments, environmental and social responsibilities assumed by the Company with the communities in which it operates;

IV.	any commercial relations between the Company, the Parties, their descendants, ascendants and other family members shall be conducted under market conditions and always respecting the standards of conduct that may be established by the Parties, as well as those established in the applicable laws and regulations;

V.	the Company’s management should seek high levels of profitability, efficiency and competitiveness, always respecting the commitment to be an agent for promoting economic, environmental and social development; and

VI.	except as authorized in writing by all Parties, the Company may not, directly or indirectly, contract as an employee, associate or service provider of the Company and/or its subsidiaries, the heirs and/or spouses of any of the Shareholders and Related parties. Such limitation shall not prevent the appointment of any of these persons as a member of the Company’s Administrative Board, provided that the principles of item II hereinabove are observed.

III.       THE COVERED SHARES

Clause 3 - This Shareholders’ Agreement covers all the Shares. The Free Shares, which may be freely transferred to any third party at any time, either privately or through trading on the stock exchange or over-the-counter market, shall not be subject to or bound by this Shareholders’ Agreement. Notwithstanding the foregoing, the Parties undertake to exercise the voting rights of the Free Shares, as well as the Detachable Shares which may be detached from the Agreement (as long as they are not sold on the stock exchange or are re-attached to the Agreement), of their ownership in the same way as they are required to vote with their Shares pursuant to Clause IX.

Paragraph 1 - Each Party declares, individually, (i) to be the holder and legitimate holder of the Shares registered in their respective names according to the statement issued by the institution responsible for the bookkeeping services of the Shares issued by the Company; (ii) that the Shares are free and clear of any onus or encumbrances, except for encumbrances established in favor of Related Parties and for the enjoyment of shares in favor of Shareholders, as communicated to Shareholders; and (iii) there is no judicial, administrative or tax proceeding that may in any way, even indirectly, affect the Shares owned by them, except as a result of the exclusive obligations of the Company and/or its subsidiaries.

Paragraph 2 - The Disposal of Shares may only occur in full compliance with this Shareholders' Agreement and provided that the acquirer or assignee subscribes to it, without restriction, by signing the adhesion form pursuant to Attachment II, unless otherwise decided, as follows. The acquirer or assignee may not accede to this Shareholders' Agreement if the Block Representatives representing at least fifty-five per cent (55%) of the Shares (excluding the Shares subject to transfer and assignment to such acquirer or assignee), in writing and within the Term for Exercise of the Preemptive Right, for the non-accession of the acquirer or assignee to this Shareholders' Agreement.

Paragraph 3 - Alternatively to the provisions of Paragraph 2 hereinabove, any Party wishing to Dispose its Shares, in whole or in part, may send notice to the other Parties with information on the identity of the potential buyer of its Shares, so that the Representatives of the other Blocks express, within up to fifteen (15) days, whether such potential buyer shall be required to accede to this Shareholders’ Agreement or to have no obligation or right to accede to this Shareholders’ Agreement. The absence of any statement by any of the Block Representatives shall be construed as a statement by such Block Representative that such potential buyer may not accede to this Shareholders' Agreement. The Parties agree that such prospective acquirer shall accede to this Shareholders' Agreement, except where the Block Representatives representing at least fifty-five per cent (55%) of the Shares (excluding the Shares which are the object of the transfer and assignment to such acquirer or assignee) refrain from expressing or expressing themselves, in writing and in the referred fifteen (15) days, for the non-accession of the acquirer or assignee to this Shareholders’ Agreement. The decision made by the Block Representatives in compliance with the provisions of this Paragraph 3, which precludes the potential buyer from adhering to the Shareholders' Agreement, shall bind all Parties and any potential buyer who has been subject to this procedure. The Parties agree that any manifestation, or absence of manifestation, of the Representatives of Blocks in compliance with the provisions of this Paragraph 3 shall not prejudice the preemptive right provided for in this Shareholders' Agreement and shall not be construed as an obligation to exercise the referred preemptive right.

Paragraph 4 - The Representative of the Block dissenting from the resolution which approves, under the terms of Paragraphs 2 or 3 hereinabove, the obligation of the acquirer or assignee to subscribe to this Agreement, without restriction, by signing the adhesion form pursuant to Attachment II, may, within fifteen (15) days from the date on which such resolution became effective, notify the other Block Representatives informing that this Agreement is terminated with respect to the Shares of all members of their respective Shareholders' Block. The effectiveness of the withdrawal shall be subject to the effective Transfer of Shares and the corresponding signature of the adhesion form by the acquirer. With effect from the withdrawal, this Agreement shall be deemed automatically terminated solely with respect to the Parties to the Shareholders' Block which has sent such notice.

Paragraph 5 - No Party may pledge, pledge or any other actual right, directly or indirectly, over its Shares, in guarantee of any debt, own or third parties, except if agreed in writing by all the other Parties.

Paragraph 6 - The Parties and the Company hereby undertake to extinguish, prior to the Disposal, any usufruct (or other rights and obligations arising from the assignment or encumbrance of rights related to the Shares), actual right and/or charge permitted under terms hereof perhaps made on the Shares, should they dispose, under Sections 5 or 6 to hereunder any of the Shares owned, except for Permitted Transfers.

Paragraph 7 - Any Disposal of Shares that violates the provisions of this Shareholders' Agreement shall be null and void before the Company and the other Parties.

Paragraph 8 - The Parties agree that all quorums set forth in this Agreement in respect of the Shares shall be calculated based on the Shares which are still attached to this Agreement on the dates of their respective resolutions.

IV.	SHAREHOLDERS’ BLOCKS

Clause 4 - The Parties, for the purposes of this Agreement, are organized into five blocks (“Shareholders’ Blocks”) consisting of the Parties listed in Attachment III and their respective acquirers or assigns. If any third party acquires the Shares held by one of the Parties, such third party, subject to the provisions of Paragraphs 2 and 3 of Clause 3 hereinabove, shall integrate, for all the purposes of this Agreement, the Shareholders' Block to which the Party transferring the Shares belonged. In the event of a third party acquiring Shares of Parties comprising separate Shareholders’ Blocks, such third party shall become a member of each of the Shareholders' Blocks of the Parties which transferred the Shares to them, in proportion to the Parties transferring the Shares. If a Party of a Shareholders’ Block acquires Shares of a Party which is a part of another Shareholders’ Block, the Acquired Shares shall be linked to its Shareholders Block only or, if it participates in more than one Shareholders’ Block, the acquired Shares shall be bound in proportion to each of the Shareholders’ Blocks to which such Party belongs.

Paragraph 1 - Each Shareholders’ Block shall have one representative (“Block Representative”) and one alternate (“Alternate Representative”). It is incumbent upon the Block Representative: (a) to represent the Shareholders' Block in relations with the other Blocks; (b) represent the Shareholders' Block in the Preliminary Meetings, with the power to even vote and deliberate on any and all matters discussed in the Preliminary Meetings, and (c) represent the Shareholders' Block, as well as each of the members of such Block, in the exercise of all rights and fulfillment of all obligations under this Agreement. The Parties agree that the exercise of the preemptive right of Clauses V and VI, as well as the joint sale right provided for in Clause VII, shall be exercised jointly, and to the same extent (considering the number of Shares held by each Party), by all Parties to a Block and through the Block Representative. Exceptionally, the preemptive right and the joint sale right may be exercised disproportionately between the Parties of a particular Shareholders' Block (subject to the proportion applicable to the respective Shareholders' Block), in the event of unanimous approval by the Parties of the respective Shareholders' Block.

Paragraph 2 - The Block Representative and the Alternate Representative shall have an indefinite term of office. The Alternate Representative shall replace the Block Representative in his absence or temporary impediment.

Paragraph 3 - The Representatives of the Blocks and Alternate Representatives shall be the persons indicated in Attachment III. Notwithstanding the foregoing, the Block Representative and the Alternate Representative may be elected at a meeting of the respective Shareholders’ Block, by a majority vote of its Members, calculated on the basis of the Shares of the Parties to such Shareholders’ Block. The choice of the Block Representative and the Alternate of the Representative shall be recorded in a written document containing at least the signature of the Shareholders' Block Parties representing at least the majority of the Shares in such Block.

Paragraph 4 - The Parties to each Shareholders’ Block hereby irrevocably grant the necessary powers for the Representative of each Block or the Alternate Representative,

in their absence, regardless of a formal meeting of its members or of any other formality, may represent them before the other Shareholders’ Blocks for all purposes of this Agreement.

Paragraph 5 - The Parties agree that the members of each Block may enter into shareholders and/or voting agreements with each other, in order to organize their performance in Block under this Agreement.

V.	PREEMPTIVE RIGHT

Clause 5 - The Party(ies) wishing to Dispose its Shares, in whole or in part (“Offering Party”), must first obtain from the third party interested in acquiring the Shares (which may be a Party to this Shareholders' Agreement) a good faith binding and irrevocable written offer including the price to be paid and the description of the number of Shares offered and then through the Representative(s) of the Shareholders’ Block(s) to be incorporated, to notify the other Parties to the other Shareholders’ Blocks, which shall be notified through the Representatives of their respective Shareholders’ Blocks, in writing, of their intention to Dispose Shares (“Offer Notification”) and to grant to such Parties (“Offered Parties”), preference for the acquisition of all, and not less than all, the Shares to be Disposed, in the manner and under the paragraphs hereunder. The Parties agree that the sale of their Shares shall be made jointly, and in the same proportion (considering the number of Shares held by each Party), with the other Parties that are members of its Shareholders' Block. The sale of the Shares may be exceptionally disproportionate between the Parties to a Shareholders' Block (subject to the proportion applicable to the respective Shareholders' Block), if unanimously approved by the Parties of the respective Shareholders' Block. The Offer Notification shall comply with the requirement of joint sale between members of the same Shareholders’ Block or contain evidence of unanimous approval by the Parties of a Shareholders’ Block for the disproportionate sale.

Paragraph 1 - The Offer Notification shall contain a copy of the binding offer presented by the interested third party, as well as all the documents related to the Sale that have been presented by such third party or negotiated between that third party and the Offering Party, also informing: (i) the name of such third party and its partners, (ii) the price to be paid, (iii) the terms and conditions applicable to the payment and other relevant terms and conditions, and (iv) a statement that the third party informed about the preemptive right and the joint sale right provided for in this Agreement.

Paragraph 2 - The exercise of the preemptive right by the Offering Parties shall be expressed in writing and exclusively through the Representative(s) of the Block(s) to which such Offering Parties integrate within 60 (sixty) days of receiving notice of the Offering Party (“Term for Exercise of the Preemptive Right”). A statement confirming the exercise of the preemptive right by a Representative shall irrevocably oblige all the Parties to such Block to exercise the preemptive right provided for in this Clause V.

Paragraph 3 - Once the preemptive right referred to in this Clause has been exercised, the purchase price to be paid by the Offered Party(ies) shall be the same price as the Offer Notification.

Paragraph 4 - The Parties exercising the preemptive right pursuant to this Clause shall have up to thirty (30) days to pay the price of the Shares subject to the Offer Notification. If prior approval by the Administrative Board for Economic Defense (“CADE”) is required as a result of the exercise of the preemptive right, payment shall be made within thirty (30) days from the date on which CADE's approval becomes effective, which must be requested by the parties within ten (10) days of the date on which the Offering Party received the statement from all the other Parties or the expiration of the Term for Exercise of the Preemptive Right, whichever occurs first. If the Offer Notification provides for a term and payment terms more beneficial to the acquirer than those set forth herein, the Offering Parties may opt for the conditions contained in such offer.

Paragraph 5 - Without prejudice to the provisions of Clauses 10 and 11 hereunder, in the event of breach of the payment obligation provided for in Paragraph 4 hereinabove, the Party(ies) that has exercised the preemptive right pursuant to of this Clause shall be subject to the payment of a non-compensatory fine equivalent to ten per cent (10%) of the total amount to be paid by the Shares due to the exercise of the preemptive right, plus arrears interest equivalent to one per cent (1%) per month. All Parties forming part of a Block shall be jointly and severally liable for the payment of the fine set forth in this Paragraph 5 which may be due by any Party which is part of its Block.

Paragraph 6 - If more than one Offered Party wishes to acquire the Shares offered pursuant to this Clause, the preemptive right shall be exercised in proportion to the participation of each of the Offered Parties in the Shares, excluding the Shares of the Offering Party and the Offering Parties which have no interest in exercising their preemptive right.

Paragraph 7 - If there is no full exercise of the preemptive right by the Offering Parties, the Offering Party may sell all the Shares offered to the interested third party under the same conditions set forth in the Offer Notification, provided that it does so within one hundred and fifty (150) days from the date of dispatch of the Offer Notification or, if prior approval by CADE is required, within thirty (30) days from the date on which CADE's approval becomes effective, which must be requested within ten (10) days from the date on which the Offering Party received the statement from all the other Parties. Upon the expiration of such term without the effect of the Sale, the Party wishing to sell Shares shall once more grant the preemptive right provided in this Clause to the Offered Parties.

Paragraph 8 - The preemptive right provided in this Clause does not apply to Permitted Transfers.

Paragraph 9 - The Representative of a Shareholders’ Block may unlink Detachable Shares from all the Parties which are part of its Shareholders’ Block, observing the same proportion between them (considering the number of Shares held by each Party), to sell on the stock exchange, at any time and to any person during each year of validity of this Shareholders' Agreement, provided that they communicate in writing to the other Shareholders’ Block Representatives the intention to sell such Shares on the stock exchange and give the same non-extendable term of ten (10) calendar days for them to pay Market Price for all the Shares the Parties wish to sell. The detaching of Detachable Shares may exceptionally be disproportionately performed between the Parties to a Shareholders’ Block, if approved by unanimity of the Parties to the respective Shareholders’ Block. The notification shall indicate to which Party each of the Detachable Shares to be sold belongs and, where appropriate, shall contain evidence of unanimous approval by the Parties of a Shareholders’ Block for the disproportionate distribution. The exercise of the right of acquisition priority in relation to the Detachable Shares that have been unbound pursuant to this Paragraph 9 (“Detached Shares”) shall depend on the written consent of the Shareholders’ Block Representative. In the event that the other Parties do not exercise their right of acquisition priority over the Detached Shares for sale on the stock exchange (including the non-payment of the Market Price within the referred ten (10) days), the Parties indicated in Notice sent by the Shareholders’ Block Representative to the other Representatives shall be free to consummate the sale of such Shares on the stock exchange, in one or more transactions, during the ninety (90) days following the expiration of the ten (10) days hereinabove referred to. Detached Shares which are not sold on the stock exchange during such ninety (90) day term shall be immediately re-attached to this Agreement and their sale on the stock exchange shall require the restart of the procedure set forth in this Paragraph 9, always observing the maximum limit for each Block equivalent to the respective Detachable Shares per year. Paragraph 10 - The non-exercise of the preemptive right provided for in this Clause by either Party shall not prevent them from exercising the right to dispose of their Shares in a public tender offer arising from the sale of Shares, as provided for in the Company's bylaws.

Paragraph 11 - The Parties agree that, in the event of indirect sale of Shares, the preemptive right shall always be exercisable with respect to the Shares, except in the case provided for in Clause VI.

VI.	EXTENSION OF THE PREEMPTIVE RIGHT TO THE CORPORATE SHAREHOLDERS’ SHARES

CLAUSE 6 - The preemptive right set forth in Clause 5 hereinabove shall apply to the shares or quotas of a Corporate Shareholder in the event of Sale or issuance of any quotas or shares of Corporate Shareholders which directly or indirectly characterize a Disposal of Interest. Notwithstanding anything to the contrary in this Agreement, the Parties agree that, in order to be able to apply the preemptive right to Corporate Shareholder shares pursuant to this Clause VI, the Corporate Shareholders shall have as their sole purpose and object the investment in the Company and, consequently, they may not hold any assets other than the Shares and cash and financial investments. The Parties or Corporate Shareholders who have any assets other than the Shares and cash and cash investments made with the funds distributed by the Company to their shareholders shall be required to grant the preemptive right to the other Parties directly in respect of the Shares, pursuant to Clause V. Only quotas or shares of Corporate Shareholders may be disposed of jointly and in the same proportion (considering the number of Shares held by each Party), with Shares owned by the other Members of the Block to which such Corporate Shareholder participates. Exceptionally, quotas or shares of Corporate Shareholders may be disproportionately disproportionate to the Parties to a Shareholders' Block (subject to the applicable proportion to the respective Shareholders' Block), if approved by the unanimity of the Parties to the respective Shareholders' Block.

Paragraph 1 - The exercise of the preemptive right over the shares/quotas issued by the Corporate Shareholder whose participation is being disposed of shall take place in accordance with the procedure set forth in Clause 5 and its Paragraphs.

Paragraph 2 - Once the preemptive right referred to in this Clause has been exercised, the acquisition price to be paid shall be that contained in the offer made by the Disposal of Interest, provided that the respective Corporate Shareholder has no liabilities or contingencies and assets other than the Shares and cash and financial investments made with the funds distributed by the Company to its shareholders.

Paragraph 3 - The Corporate Shareholder which is the object of the Disposal of Interest undertakes to promptly make available all documents and information that may be requested by the Offered Party(ies) for the purpose of carrying out an accounting, financial and of such Corporate Shareholder. If such Corporate Shareholder has, for any reason, liabilities or contingencies, the Party(ies) who have exercised the preemptive right provided for in this Clause shall be entitled to deduct, from the purchase price contained in the offer made by the Disposal of Interest, the amount corresponding to such liabilities or any contingencies not related to the Shares or the Company, regardless of the likelihood of loss or materialization of such liabilities or contingencies. In the event of disagreement regarding the amounts of such liabilities or contingencies, the Party(ies) who have exercised the preemptive right provided for in this Clause and the Corporate Shareholder shall appoint a specialized audit firm (among PricewaterhouseCoopers), Deloitte Touche Tohmatsu, KPMG Auditores Independentes and Ernst & Young), to determine the value of such liabilities or contingencies, provided that such determination shall be final and binding on such parties. For the avoidance of doubt, it is agreed that one hundred percent (100%) of the contingencies identified by the contracted audit firm shall be discounted, regardless of the likelihood of loss. Alternatively to the price discount provided for in this Paragraph 3, the controlling shareholder of the Corporate Shareholder whose Shares are subject to Disposal may elect, within ten (10) days of the conclusion of the audit process set forth hereinabove, to sell the Shares instead of the shares issued by the Corporate Shareholder. In such event, the controlling shareholder of the Corporate Shareholder shall have one hundred and twenty (120) days to deliver or cause the Corporate

Shareholder to deliver the Shares to the Offered Party(ies).

Paragraph 4 - The preemptive right provided in this Clause does not apply to Permitted Transfers.

VII.       JOINT SALE RIGHT

CLAUSE 7 - If the Offering Party elects to sell to any third party (which may be a Party to this Shareholders' Agreement) (“Acquirer”), in one or more transactions, Shares representing an amount equal to or greater than ten percent (10%) of the total Shares, the other Parties (“Offered Parties”) shall have the right to transfer to the Acquirer, together with the Offering Party, the Shares owned by them, in proportion to the Shares owned by the Offering Party being sold in the transaction. Without prejudice to the right of the Offering Parties to transfer the Shares owned by them to the Acquirer, if the Offering Party is transferring shares/quotas issued by a Corporate Shareholder, in addition to the other Offered Parties, the Corporate Shareholders who comply with the requirements for exercise of the right provided for in Clause VI, the right to transfer to the Acquirer the shares/quotas issued by them in lieu of the Shares, always in proportion to the Shares owned by the Offering Party being sold in the transaction.

Paragraph 1 - For the purpose of any exercise of the joint sale right, as provided for in this Clause, the Offering Party shall send, exclusively through the Representative(s) of the Block(s) to which the Offering Party belongs, Offer Notification to the Offering Parties, within the term and under the terms of Clause 5.

Paragraph 2 - The joint sale right provided for in this Clause shall not be exercised if the Preemptive Right in Clauses 5 and 6 has been exercised.

Paragraph 3 - The Offering Parties wishing to exercise their joint sale right shall notify the Offering Party and also the Acquirer, in writing and exclusively through the Representative(s) of the Block(s) to which such Offering Parties belong, within ten (10) days from the closure of the Term for Exercise of the Preemptive Right, as applicable. A statement confirming the exercise of the joint sale right by a Representative shall irrevocably oblige all Parties to such Block to exercise the joint sale right provided for in this Clause VII. If any of the Offering Parties chooses to exercise their joint selling right, such Offering Party shall transfer to its Acquirer Shares held by it in the same proportion as the Offering Party. Exceptionally, the joint sale right may be exercised disproportionately between the Parties of a particular Shareholders' Block (subject to the proportion applicable to the respective Shareholders' Block), if there is unanimous approval of the Parties of the respective Shareholders' Block. Without prejudice to the provisions of this Paragraph 3, the Parties agree that all of the Offered Parties shall have up to one hundred twenty (120) days from the end date of Term for Exercise of the Preemptive Right to implement any corporate restructuring in preparation for the delivery of the Shares of its ownership to the Acquirer.

Paragraph 4 - Should the Offering Party and the Acquirer modify any of the terms and conditions of the operation contained in the Offer Notification, the Offering Party shall, exclusively through the Representative(s) of the Block(s) to which such Offering Party belongs, send a new written notice to the other Offering Parties, which, in turn, shall have a new period of sixty (60) days from the receipt of such notice to exercise, exclusively through the Representative(s) of the Block(s) to which such Offering Parties belong, their preemptive right and their joint sale right, as set forth in this Shareholders’ Agreement.

Paragraph 5 - The price per Share to be paid by the Acquirer to the Offering Party exercising the joint sale right shall be equal to the price per Share to be paid to the Offering Party and the terms and conditions of sale shall be the same, including with statements and warranties and indemnities to be provided, in proportion to the respective number of Shares to be transferred to the Acquirer.

Paragraph 6 - If the Acquirer refuses to acquire all Shares that the Offering Parties have proposed to dispose in the exercise of their joint selling right, the Offering Party may reduce the number of Shares to be sold to the Acquirer, in order to accommodate, proportionately, the Shares of the Offering Party and the Offered Parties in the deal proposed by the Acquirer. In case the Offering Party does not reduce the number of Shares to accommodate, proportionately, the Shares of the Offered Parties, the Offering Party shall be prevented from selling any of its Shares to the Acquirer unless it obtains the express written consent of all the Offered Parties.

VIII.       ADMINISTRATIVE BOARD

Clause 8 - The Parties shall always elect as many directors as possible, subject to the terms of the applicable regulations of the Company and its bylaws.

Paragraph 1 - The Parties shall appoint the persons chosen by them to compose the administrative board of two (2) business days prior to the meeting of the Company's administrative board that convenes a general meeting whose agenda is the election of members of the Administrative Board.

Paragraph 2 - While the Passos Block, directly or indirectly, holds Shares in a percentage not lower than that provided for in Paragraph 1 of Clause 12 and whenever the Parties are able to elect more than two (2) members to the Company's Administrative Board, the Parties undertake to exercise their voting rights at the Preliminary Meeting and at the Company's Meeting to ensure that the third (3rd) member is Mr. Pedro Luiz Barreiros Passos.

Paragraph 3 - During the Preliminary Meeting prior to the general meeting that has on its agenda the election of members of the administrative board, if there is no consensus regarding the election of such members of the Administrative Board, the Block Representatives shall adopt during such Preliminary Meeting the multiple voting procedure (only between the signatories of the Shareholders' Agreement) to define the members of the Administrative Board to be appointed by the Parties, and the provisions of paragraph 2 hereinabove shall be observed.

Paragraph 4 - The Parties agree that the Company's bylaws shall provide that its administrative board shall be composed of at least nine (9) and at most thirteen (13) members, of which at least two (2) or twenty percent (20%), whichever is greater, shall be Independent Directors, elected for a unified term, and reelection permitted.

IX.	PRELIMINARY MEETINGS AND VOTING RIGHTS

CLAUSE 9 - The Parties undertake, by themselves and their successors in any capacity, to exercise the voting rights attributed to the Shares they hold in order to ensure that the obligations assumed in this Shareholders' Agreement shall be fully fulfilled.

Paragraph 1 - Prior to each general meeting of the Company, a meeting shall be called and held to discuss each of the matters on the agenda of the general meeting, in which only the Block Representatives shall attend (“Preliminary Meeting”). The Block Representatives shall endeavor to reach consensus on the deliberations to be taken at the Preliminary Meetings. Unless otherwise agreed in writing by the Representatives of the Blocks, the Preliminary Meetings shall be held at Rua Amauri No. 255, 17th floor, São Paulo, SP, at a time preferably to be designated in the morning, at least two days prior to the date of the respective general meeting.

Paragraph 2 - The Preliminary Meeting shall be convened by written notification by any of the Representatives of the Blocks at least four (4) business days prior to the date of the respective general meeting, and the notification shall refer to the agenda of the general meeting and other matters to be discussed at the Preliminary Meeting. The notification for convening Preliminary Prior Meeting shall be waived if all the Block Representatives are present at the Preliminary Meeting. The Block Representatives may not deliberate at the Preliminary Meeting on any matter not specified on the agenda of the respective general meeting or in the notification of the convening of the Preliminary Meeting, unless all the Block Representatives are present at the Preliminary Meeting and so agree, by writing, in doing so.

Paragraph 3 - The Preliminary Meeting shall be validly installed and held, on first call, with the presence of Block Representatives, representing at least sixty percent (60%) of the Shares. In the event of non-installation on first call, the Preliminary Meeting shall be automatically called (without the need to send a new call notice) to be held, on second call, on the 2nd (second) business day prior to the date of the respective general meeting, at the same place and time as it was originally called. The Preliminary Meeting, on second call, shall be validly installed and held with the presence of one or more Block Representatives representing any number of Shares. In the event that the Prior Meeting is not held for any reason, the Parties shall vote at their respective General Meeting to postpone and hold a new General Meeting.

Paragraph 4 - At the Preliminary Meeting, for each Share with voting rights held by the Parties to the Shareholders’ Blocks of attending the Preliminary Meeting, one vote shall be attributed. Except for the election of members of the Company's administrative board, whose procedure is provided for in Clause 8 hereinabove, the approval of the decisions of the Prior Meeting shall depend on the affirmative vote of the Representatives of the Blocks representing at least sixty percent (60%) of the Shares present at the Preliminary Meeting. Decisions adopted at the Preliminary Meeting shall be binding on the votes of all Parties at their respective general meeting, and the Parties shall vote as a whole at the general meeting in accordance with such decisions, including the Free Shares held by them.

Paragraph 5 - The absence of the Block Representatives of any Party to the Preliminary Meeting, as long as regularly convened and convened, shall not exempt or disengage such Party from the obligation to vote in block in accordance with the decisions approved at the Preliminary Meeting, as provided in paragraph 4 hereinabove.

Paragraph 6 - Minutes of the Preliminary Meeting's decisions shall be drawn up and signed by as many Block Representatives as necessary for the approval of the decision in accordance with the quorum required in paragraph 4 hereinabove. Copies shall be extracted from the minutes and shall be provided to the Parties, including any Party absent from the Preliminary Meeting, and the minutes shall serve as voting instructions for such Party.

X.	SPECIFIC EXECUTION

CLAUSE 10 - Failure to comply with the obligations assumed under this Shareholders' Agreement shall subject the defaulting Party to appropriate judicial measures with a view to obtaining specific protection of the defaulted obligation. Once the specific guardianship is impossible and there are no measures to ensure the practical result equivalent to the fulfillment of the obligation not fulfilled, it is hereby agreed that the simple payment of damages shall not constitute adequate compensation.

Paragraph 1 - Any of the Block Representatives shall have the right to request the president of the Company's general meeting to declare the invalidity of the vote cast against the express provision of this Shareholders' Agreement and to request to the board of executive officers the immediate cancellation of the registration of the transfer of shares issued by the Company which was made in disagreement with any of the restrictions imposed in this Shareholders' Agreement, regardless of any judicial or extrajudicial proceedings.

XI.	PENALTIES

CLAUSE 11 - In the event of default or delay by either Party (for the purposes of this Clause, “Defaulting Party(ies)”), of its obligations under Clauses 5 to 10, 18 and 19 (“Material Obligations”), any Shareholders’ Block Representative may send to the Defaulting Party(ies) a notification (“Default Notification”), so that, within ninety (90) days of receipt of the Default Notification, they (i) provide for the fulfillment of the Default or Past Due Obligations; and (ii) repay the other Parties to their present state if the Defaulting Party(ies) had not defaulted or were in arrears in the performance of their Material Obligations.

Sole Paragraph - If, within ninety (90) days from the receipt of the Default Notification, the Defaulting Party(ies) shall not remedy the verified default as provided in the referred notification, the right to vote and to the Shares at the Preliminary Meetings held by the Defaulting Party(ies) shall be suspended, and Parties which are not Defaulting Parties (“Compliant Party(ies)”) shall convene a Preliminary Meeting in order to suspend the voting rights of the Defaulting Party(ies). The suspension of the voting rights of one of the Parties shall not result in the suspension of the voting rights of the other Parties of its Shareholders' Block. Once such default has been remedied, the Shares of the Defaulting Party(ies) shall be entitled to vote at the Preliminary Meetings.

XII.	TERM AND MINIMUM PARTICIPATION

CLAUSE 12 - This Shareholders’ Agreement shall be effective only upon verification of the Suspensive Condition (defined hereunder) and shall remain in effect until February 12th, 2025.

Paragraph 1 - The present Agreement shall be immediately and automatically terminated with respect to all the Parties to a Shareholders’ Block, if the Shares linked to such Shareholders’ Block now represent a holding of less than three point thirty-one percent (3.33%) of the Shares.

Paragraph 2 - Pursuant to articles 121 et seq. of the Civil Code, the effectiveness of this Shareholders' Agreement is subject to the verification and effectiveness of the contribution of shares issued by Natura Cosméticos held by the Parties in the Company's capital increase, pursuant to the Agreement and Merger Plan and the Voting and Support Agreement (“Suspensive Condition”), except for the shares held by FIA Veredas, which shall be transferred to the Company through the incorporation of Natura Cosméticos shares by the Company and then automatically linked to this Shareholders’ Agreement.

Paragraph 3 - Upon the occurrence of the Suspension Condition, references to “this date”, “present date”, “presently” and similar expressions contained throughout this Agreement shall be deemed to refer to the date of the occurrence of the Suspensive Condition.

XIII. COMMUNICATIONS

CLAUSE 13 - The communications and notifications between the Parties and the Company shall be sent to the following addresses:

I.	Antônio Luiz da Cunha Seabra:

Rua Amauri No. 255, 17th floor

01448-000 São Paulo, SP

Phone number: (11) 3074-1500

Email address: luizseabra@natura.net

II.	Lucia Seabra:

Rua Amauri No. 255, 17th floor

01448-000 São Paulo, SP

Phone number: (11) 3074-1500

Email address: luizseabra@natura.net

III.	Guilherme Leal:

Rua Amauri No. 255, 17th floor

01448-000 São Paulo, SP

Phone number: (11) 3074-1500

Email address: guilhermeleal@natura.net

IV.	Felipe Leal:

Rua Amauri No. 255, 17th floor

01448-000 São Paulo, SP

Phone number: (11) 3074-1500

Email address: guilhermeleal@natura.net

V.	Ricardo Leal:

Rua Amauri No. 255, 17th floor

01448-000 São Paulo, SP

Phone number: (11) 3074-1500

Email address: guilhermeleal@natura.net

VI.	Passos:

Rua Amauri No. 255, 9th floor

01448-000 São Paulo, SP

Phone number: (11) 3019-2800

Email address: pedropassos@natura.net

Att.: Pedro Luiz Barreiros Passos

VII.	Pedro Luiz Barreiros Passos:

Rua Amauri No. 255, 9th floor

01448-000 São Paulo, SP

Phone number: (11) 3019-2800

Email address: pedropassos@natura.net

VIII.	FIA Veredas:

Rua Amauri No. 255, 9th floor

01448-000 São Paulo, SP

Phone number: (11) 3019-2800

Email address: pedropassos@natura.net

Att.: Pedro Luiz Barreiros Passos

IX.	Norma Pinotti:

Avenida Nova Independência, No. 87, suite 61, Brooklin

04570-000 São Paulo, SP

Phone number: (11) 3853-8911

Email address: norma.pinotti2104@gmail.com

X.	Vinicius Pinotti:

Avenida Nova Independência, No. 87, suite 61, Brooklin

04570-000 São Paulo, SP

Phone number: (11) 3853-8911

Email address: vinicius.pinotti76@gmail.com

XI.	Fabricius Pinotti:

Avenida Nova Independência, No. 87, suite 61, Brooklin

04570-000 São Paulo, SP

Phone number: (11) 3853-8911

Email address: fapinotti@gmail.com

XII.	Maria Mattos:

Rua Estela, No. 515, Block D, suite 71, part 01, Vila Mariana

04011-002 São Paulo, SP

Phone number: (11) 5574-5266

Email address: marilidcmattos@gmail.com

XIII.	Gustavo Mattos:

Rua Estela, No. 515, Block D, suite 71, part 01, Vila Mariana 04011-002 São Paulo, SP

Phone number: (11) 5574-5266

Email address: gustavomattos@yahoo.com.br

XIV.	Fábio Mattos:

Rua Estela, No. 515, Block D, suite 71, part 01, Vila Mariana

04011-002 São Paulo, SP

Phone number: (11) 5574-5266

Email address: fabiodcmattos@gmail.com

XV.	Company:

Avenida Alexandre Colares, No. 1188,

05106-000 Vila Jaguara, SP

Phone number:(11) 4196-1401

Email address: itamargaino@natura.net

Sole Paragraph - The communications shall be considered delivered when forwarded under protocol or with “return receipt” issued by the Brazilian Postal and Telegraph Company to the hereinabove addresses, or when issuing transmission confirmation when sent via facsimile or email. Originals of documents sent by facsimile or e-mail must be forwarded to the hereinabove addresses within two (2) business days after the submission of the message.

XIV.	GENERAL PROVISIONS

CLAUSE 14 - The eventual abstention of any of the Parties from the exercise of the rights foreseen in this Shareholders’ Agreement shall not mean their resignation or novation, which may be invoked or exercised at any time, in compliance with the legislation in force.

CLAUSE 15 - The Parties and the Company are required to comply with and enforce in full all that is agreed between them in this Shareholders' Agreement, and therefore acknowledge and affirm them to be null and void, among them, before the Company or any third party, any attitude and/or measure taken in disagreement with the one herein agreed and/or which represents a violation of the obligations assumed by the Parties and the Company in this Shareholders’ Agreement.

CLAUSE 16 - This Shareholders' Agreement binds the Company, the Parties, and any of its heirs and successors in any capacity.

CLAUSE 17 - All obligations assumed in this Shareholders' Agreement are irrevocable and irreversible.

CLAUSE 18 - The Parties hereby undertake to perform all acts, including the calling of general meetings and the exercise of voting rights, and to sign all necessary or useful documents to amend the bylaws, articles of association or regulations, as provided the case of the Corporate Shareholders and the Company in order to adapt them to the provisions agreed in the present Shareholders’ Agreement.

CLAUSE 19 - The Parties hereby undertake to file this Shareholders' Agreement with the Company, which is bound by itself and its successors, in an irrevocable and irreversible manner, to strictly comply with all of its terms and conditions, which is the reason why it also signs it as an intervening party. This Shareholders' Agreement cancels and supersedes any other shareholders' agreement entered into between the Parties with respect to the Company's Shares, and the Natura Shareholders' Agreement remains in full force until the date this Agreement becomes effective.

CLAUSE 20 - The invalidation, in whole or in part, of any clause of this Shareholders’ Agreement shall not affect the others, which shall always remain valid and effective until the Parties fulfill all their obligations foreseen in this Shareholders’ Agreement. Subject to the provisions of this Clause, the Parties hereby undertake to negotiate, as soon as possible, in lieu of the invalidated clause, the inclusion in this Shareholders' Agreement, of valid terms and conditions which reflect the terms and conditions of the invalidated clause, observing the intention and purpose of the Parties when negotiating the invalidated clause and the context in which it is inserted.

CLAUSE 21 - Disputes or controversies related to the shareholders' agreement, the provisions of Law No. 6.404, of December 15th, 1976, the norms issued by the CVM, the other norms applicable to the operation of the capital market in general, or arising therefrom, shall be resolved by arbitration conducted with the Market Arbitration Chamber established by B3 S.A. - Brasil, Bolsa, Balcão, in accordance with the Regulations of the referred Chamber.

Sole Paragraph - Notwithstanding the provisions of Clause 21, the Parties agree that they may request measures before the Judiciary to obtain precautionary measures (or any other measure which cannot be obtained under Brazilian arbitration law). The need to bring any share or other measure under this Clause before the Judiciary does not conflict with the election of an arbitration panel, nor does it represent a waiver with respect to the need for submission to arbitration and its enforceability. For the purposes of this Clause, the Parties elect the forum of the City of São Paulo, State of São Paulo.

In witness whereof, the Parties and the Consenting Intervening Party, binding themselves and their successors, sign the present Shareholders’ Agreement in seven (7) counterparts of equal content and form, for one single purpose, in the presence of the two (2) undersigned witnesses.

São Paulo, September 4th, 2019.

[NATURA & CO HOLDING S.A. SHAREHOLDERS' AGREEMENT SIGNATURE PAGE]

Parties:

/s/ ANTONIO LUIZ DA CUNHA SEABRA	/s/ LUCIA HELENA RIOS SEABRA
ANTONIO LUIZ DA CUNHA SEABRA	LUCIA HELENA RIOS SEABRA

/s/ GUILHERME PEIRÃO LEAL	/s/ FELIPE PEDROSO LEAL
GUILHERME PEIRÃO LEAL	FELIPE PEDROSO LEAL

/s/ RICARDO PEDROSO LEAL	/s/ PEDRO LUIZ BARREIROS PASSOS
RICARDO PEDROSO LEAL	PEDRO LUIZ BARREIROS PASSOS

/s/ PEDRO LUIZ BARREIROS PASSOS	/s/ GUILHERME PEIRÃO LEAL
PASSOS PARTICIPAÇÕES S.A.	FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS - INVESTIMENTO NO EXTERIOR

/s/ NORMA REGINA PINOTTI	/s/ VINICIUS PINOTTI
NORMA REGINA PINOTTI	VINICIUS PINOTTI

/s/ FABRICIUS PINOTTI	/s/ FÁBIO DALLA COLLETTA DE MATTOS
FABRICIUS PINOTTI	FÁBIO DALLA COLLETTA DE MATTOS

/s/ MARIA HELI DALLA COLLETTA DE MATTOS	/s/ GUSTAVO DALLA COLLETTA DE MATTOS
MARIA HELI DALLA COLLETTA DE MATTOS	GUSTAVO DALLA COLLETTA DE MATTOS

Intervening Consenting Party:

_________________________________

NATURA &CO HOLDING S.A.

/s/ José Antonio de Almeida Filippo	/s/ Itamar Gaino Filho
Name: José Antonio de Almeida Filippo	Name: Itamar Gaino Filho
Position: Principal Executive and Financial Officer	Position: Chief Legal and Compliance Officer

Witnesses:

/s/ Roberto Munhoz Miranda	/s/ Jonos Fernando de Olivera
Name: Roberto Munhoz Miranda	Name: Jonos Fernando de Olivera
RG: 25.684.121-4	RG: 34.002.184-4
CPF: 253.270.748-89	CPF: 376.079.698-45

ATTACHMENT I

IDENTIFICATION OF THE COVERED SHARES

SHAREHOLDER	SHARES
ANTONIO LUIZ DA CUNHA SEABRA	99.575.842
LUCIA HELENA RIOS SEABRA	46
GUILHERME PEIRÃO LEAL	49.671.390
FELIPE PEDROSO LEAL	22.674.746
RICARDO PEDROSO LEAL	22.674.746
PASSOS PARTICIPAÇÕES S.A.	25.335
PEDRO LUIZ BARREIROS PASSOS	13.115.823
FUNDO DE INVESTIMENTO DE
AÇÕES VEREDAS - INVESTIMENTO NO EXTERIOR	10.320.689
NORMA REGINA PINOTTI	17.578.032
VINICIUS PINOTTI	2.929.968
FABRICIUS PINOTTI	2.929.968
MARIA HELI DALLA COLLETTA DE MATTOS	12.152.905
GUSTAVO DALLA COLLETTA DE MATTOS	2.183.965
FÁBIO DALLA COLLETTA DE MATTOS	2.183.965

ATTACHMENT II

DEED OF ACCESSION TEMPLATE

[List Recipients - All Parties to the Shareholders’ Agreement, except the Party(s) transferring their Shares to third parties, which shall be jointly defined as “Recipient Shareholders”]

Dear Sirs,

The present ACCESSION AGREEMENT (“Deed of accession”) is entered into on [•] [•], 20 [•] by [name of the Acceding Shareholder]. All capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Shareholders' Agreement (as defined hereunder) of NATURA & CO HOLDING S.A. (the “Company”).

WHEREAS [list all Parties] and the Company have entered into the Shareholders’ Agreement dated [•] (as periodically amended, the “Shareholders' Agreement”);

WHEREAS [name of the Selling Shareholder] (the “Selling Shareholder”) wishes to transfer to the Acceding Shareholder [•] Shares of the Company so that the Acceding Shareholder now holds an interest equal to [•] percent ([•]%) of the Company's Shares;

WHEREAS the Shareholders’ Agreement requires that any acquisition of Shares by the Acceding Shareholder is conditional upon the Acceding Shareholder accession to and binding upon the provisions of the Shareholders' Agreement by signing and formalizing this Accession Agreement, unless otherwise waived under the terms of the Shareholders’ Agreement;

WHEREAS the Acceding Shareholder wishes to become a party to and be bound by the provisions of the Shareholders' Agreement as if the Acceding Shareholder were an original party to such Agreement;

The Acceding Shareholder HEREBY RESOLVES to adopt the following provisions:

1. Accession. By signing this Deed of Accession, the Acceding Shareholder hereby acknowledges, agrees and confirms, irrevocably and for the benefit of the Recipient Shareholders and their successors in any capacity, that it is a signatory party to the Shareholders’ Agreement on this date, being subject to all rights, restrictions, conditions and obligations applicable to the Parties in accordance with the provisions of the Shareholders' Agreement as if it were an original signatory party thereto. I hereby acknowledge that, for all purposes of the Shareholders’ Agreement, I shall integrate Block [Name] or [indicate all shareholder blocks to participate and the number of shares subject to each block, according to Clause 4 to the Shareholders' Agreement].

2. Representations and Warranties. The Acceding Shareholder hereby makes the following representations and warranties to the Recipient Shareholders, which are valid as of this date:

(a)       Capacity; Feasibility. The Acceding Shareholder has full legal capacity or corporate authorization to enter into this Deed of Accession and to comply with its obligations arising therefrom. The execution of this Deed of Accession and the consummation of the operations contemplated therein have been duly authorized by all necessary measures, being certain that the party in question is not obliged to perform any act or to submit any demand, corporate or otherwise, so that the execution of this Deed of Accession or the consummation of any of the operations resulting herefrom are authorized. This Deed of Accession has been duly signed by the Acceding Shareholder and constitutes a legal, valid and binding obligation enforceable against the latter, in accordance with its terms.

(b)       Absence of Violation. The execution of this Deed of Accession and the compliance by the Acceding Shareholder of its respective obligations, as well as the consummation of the operations contemplated herein: (i) does not generate conflict or violation of its constituent acts, if the party is a legal entity; and (ii) does not constitute a violation by any applicable laws.

(c)       Consent. The Acceding Shareholder is not required to obtain any consent with respect to (i) the execution, formalization or enforceability of this Deed of Accession or (ii) the consummation of any of the obligations arising therefrom.

3.       Notification. Any notifications required or permitted under the Shareholders' Agreement shall be delivered, pursuant to this instrument, to the Acceding Shareholder at the following address:

[__________________________]

4.       Governing Law. The present Deed of Accession is governed by and construed in accordance with the laws of the Federative Republic of Brazil.

5.       Disputes. Any disputes, controversies, or claims arising out of or related to this Deed of Accession shall be decided in a permanent manner by arbitration. The dispute settlement provisions set forth in Clause 21 of the Shareholders' Agreement are hereby incorporated herein as if transcribed herein.

[Place], [Date]

[Acceding Shareholder’s name]

_________________________

By:

Position:

ATTACHMENT III

SHAREHOLDERS’ BLOCKS

BLOCK	MEMBERS	REPRESENTATIVE

SEABRA BLOCK	ANTONIO LUIZ DA CUNHA SEABRA	ANTONIO LUIZ DA CUNHA SEABRA
	LUCIA HELENA RIOS SEABRA	ALTERNATE: LISIS GESTÃO DE PARTICIPAÇÕES S.A.

LEAL BLOCK	GUILHERME PEIRÃO LEAL	GUILHERME PEIRÃO LEAL
	FELIPE PEDROSO LEAL	ALTERNATE: UTOPIA PARTICIPAÇÕES S.A.
RICARDO PEDROSO LEAL

PASSOS BLOCK	PASSOS PARTICIPAÇÕES S.A.	PEDRO LUIZ BARREIROS PASSOS
	PEDRO LUIZ BARREIROS PASSOS	ALTERNATE: PASSOS PARTICIPAÇÕES S.A.
FUNDO DE INVESTIMENTO DE AÇÕES VEREDAS - INVESTIMENTO NO EXTERIOR

PINOTTI BLOCK	NORMA REGINA PINOTTI	VINICIUS PINOTTI
	VINICIUS PINOTTI	ALTERNATE: FABRICIUS PINOTTI
FABRICIUS PINOTTI

MATTOS BLOCK	MARIA HELI DALLA	MARIA HELI DALLA
	COLLETTA DE MATTOS	COLLETTA DE MATTOS
	GUSTAVO DALLA	ALTERNATE: FÁBIO DALLA
	COLLETTA DE MATTOS	COLLETTA DE MATTOS
FÁBIO DALLA COLLETTA DE MATTOS